1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 10, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Proposes NT$4.5 Cash Dividend per Share

Hsinchu, Taiwan, R.O.C. – February 10, 2015 – The TSMC (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of a NT$4.5 cash dividend per common share. The proposal is scheduled to be discussed and decided at the Company’s Annual General Meeting (AGM) in the morning of June 9, 2015.

TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its meeting today the Board of Directors:

1.	Approved the 2014 Business Report and Financial Statements. Consolidated revenue totaled NT$762.81 billion and net income was NT$263.78 billion, with diluted earnings per share of NT$10.18.

2.	Proposed the distribution of a cash dividend of NT$4.5 per common share and submitted the proposal for approval by the 2015 AGM. The Board of Directors also approved distribution of employees’ cash bonus and profit sharing totaling approximately NT$35,291.93 million. This includes cash bonus of NT$17,645.97 million distributed following each quarter of 2014 and profit sharing of NT$17,645.97 million to be distributed following the 2015 AGM.

3.	Approved capital appropriation of approximately US$2,003.7 million for purposes including: 1) Installation of advanced and mainstream technology capacity; 2) Installation of specialty technology capacity; 3) Conversion of certain logic capacity to specialty technologies; 4) Capacity installation and conversion for advanced packaging and assembly; 5) Second quarter 2015 R&D capital investments and sustaining capital expenditures.

4.	Approved the convening of the 2015 AGM for 9:00 a.m. on June 9, 2015 at TSMC’s Fab 12A headquarters (No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan), at which shareholders will hold an election for TSMC’s eight-member Board of Directors, including five independent directors.

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TSMC Spokesperson:	TSMC Acting Spokesperson:
Ms. Lora Ho	Dr. Elizabeth Sun
Senior Vice President and CFO	Director
Tel: 886-3-566-4602	Corporate Communication Division
Tel: 886-3-568-2085
Mobile: 886-988-937999
E-Mail: elizabeth_sun@tsmc.com